Exhibit a(5)(v)

2015 Full-Year Results

News Release

Lloyds Banking Group plc

25 February 2016

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2015.

STATUTORY INFORMATION

		Page
Condensed consolidated financial statements
Consolidated income statement		2
Consolidated statement of comprehensive income		3
Consolidated balance sheet		4
Consolidated statement of changes in equity		5
Consolidated cash flow statement		8

Notes
1	Accounting policies, presentation and estimates	9
2	Segmental analysis	10
3	Operating expenses	12
4	Impairment	13
5	Taxation	13
6	Earnings per share	14
7	Trading and other financial assets at fair value through profit or loss	14
8	Derivative financial instruments	15
9	Loans and advances to customers	15
10	Allowance for impairment losses on loans and receivables	16
11	Debt securities in issue	16
12	Post-retirement defined benefit schemes	17
13	Provisions for liabilities and charges	18
14	Contingent liabilities and commitments	21
15	Fair values of financial assets and liabilities	24
16	Credit quality of loans and advances	31
17	Related party transactions	32
18	Disposal of interest in TSB Banking Group plc	33
19	Dividends on ordinary shares	34
20	Events since the balance sheet date	34
21	Future accounting developments	34
22	Other information	36

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2015	2014
	Note	£ million	£ million

Interest and similar income		17,615	19,211
Interest and similar expense		(6,297)	(8,551)
Net interest income		11,318	10,660
Fee and commission income		3,252	3,659
Fee and commission expense		(1,442)	(1,402)
Net fee and commission income		1,810	2,257
Net trading income		3,714	10,159
Insurance premium income		4,792	7,125
Other operating income		1,516	(309)
Other income		11,832	19,232
Total income		23,150	29,892
Insurance claims		(5,729)	(13,493)
Total income, net of insurance claims		17,421	16,399
Regulatory provisions		(4,837)	(3,125)
Other operating expenses		(10,550)	(10,760)
Total operating expenses	3	(15,387)	(13,885)
Trading surplus		2,034	2,514
Impairment	4	(390)	(752)
Profit before tax		1,644	1,762
Taxation	5	(688)	(263)
Profit for the year		956	1,499

Profit attributable to ordinary shareholders		466	1,125
Profit attributable to other equity holders[1]		394	287
Profit attributable to equity holders		860	1,412
Profit attributable to non-controlling interests		96	87
Profit for the year		956	1,499

Basic earnings per share	6	0.8p	1.7p
Diluted earnings per share	6	0.8p	1.6p

[1]	The profit after tax attributable to other equity holders of £394 million (2014: £287 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £80 million (2014: £62 million).

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2015	2014
	£ million	£ million

Profit for the year	956	1,499
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 12):
Remeasurements before taxation	(274)	674
Taxation	59	(135)
	(215)	539
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	(318)	690
Income statement transfers in respect of disposals	(51)	(131)
Income statement transfers in respect of impairment	4	2
Taxation	(6)	(13)
	(371)	548
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	537	3,896
Net income statement transfers	(956)	(1,153)
Taxation	7	(549)
	(412)	2,194
Currency translation differences (tax: nil)	(42)	(3)
Other comprehensive income for the year, net of tax	(1,040)	3,278
Total comprehensive income for the year	(84)	4,777

Total comprehensive income attributable to ordinary shareholders	(574)	4,403
Total comprehensive income attributable to other equity holders	394	287
Total comprehensive income attributable to equity holders	(180)	4,690
Total comprehensive income attributable to non-controlling interests	96	87
Total comprehensive income for the year	(84)	4,777

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEET

		At 31 Dec 2015	At 31 Dec 2014
Assets	Note	£ million	£ million

Cash and balances at central banks		58,417	50,492
Items in course of collection from banks		697	1,173
Trading and other financial assets at fair value through profit or loss	7	140,536	151,931
Derivative financial instruments	8	29,467	36,128
Loans and receivables:
Loans and advances to banks		25,117	26,155
Loans and advances to customers	9	455,175	482,704
Debt securities		4,191	1,213
		484,483	510,072
Available-for-sale financial assets		33,032	56,493
Held-to-maturity investments		19,808	−
Goodwill		2,016	2,016
Value of in-force business		4,596	4,864
Other intangible assets		1,838	2,070
Property, plant and equipment		12,979	12,544
Current tax recoverable		44	127
Deferred tax assets		4,010	4,145
Retirement benefit assets	12	901	1,147
Other assets		13,864	21,694
Total assets		806,688	854,896

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 31 Dec 2015	At 31 Dec 2014
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		16,925	10,887
Customer deposits		418,326	447,067
Items in course of transmission to banks		717	979
Trading and other financial liabilities at fair value through profit or loss		51,863	62,102
Derivative financial instruments	8	26,301	33,187
Notes in circulation		1,112	1,129
Debt securities in issue	11	82,056	76,233
Liabilities arising from insurance contracts and participating investment contracts		80,294	86,918
Liabilities arising from non-participating investment contracts		22,777	27,248
Other liabilities		29,661	28,425
Retirement benefit obligations	12	365	453
Current tax liabilities		279	69
Deferred tax liabilities		33	54
Other provisions		5,687	4,200
Subordinated liabilities		23,312	26,042
Total liabilities		759,708	804,993

Equity
Share capital		7,146	7,146
Share premium account		17,412	17,281
Other reserves		12,260	13,216
Retained profits		4,416	5,692
Shareholders’ equity		41,234	43,335
Other equity instruments		5,355	5,355
Total equity excluding non-controlling interests		46,589	48,690
Non-controlling interests		391	1,213
Total equity		46,980	49,903
Total equity and liabilities		806,688	854,896

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2015	24,427	13,216	5,692	43,335	5,355	1,213	49,903

Comprehensive income
Profit for the year	–	−	860	860	–	96	956
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(215)	(215)	–	–	(215)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(371)	–	(371)	–	–	(371)
Movements in cash flow hedging reserve, net of tax	–	(412)	–	(412)	–	–	(412)
Currency translation differences (tax: nil)	–	(42)	–	(42)	–	–	(42)
Total other comprehensive income	–	(825)	(215)	(1,040)	–	–	(1,040)
Total comprehensive income	–	(825)	645	(180)	–	96	(84)
Transactions with owners
Dividends (note 19)	–	−	(1,070)	(1,070)	–	(52)	(1,122)
Distributions on other equity instruments, net of tax	–	–	(314)	(314)	–	–	(314)
Redemption of preference shares	131	(131)	–	–	–	–	–
Movement in treasury shares	–	–	(816)	(816)	–	–	(816)
Value of employee services:
Share option schemes	–	–	107	107	–	–	107
Other employee award schemes	–	–	172	172	–	–	172
Adjustment on sale of interest in TSB Banking Group plc (TSB) (note 18)	–	–	–	–	–	(825)	(825)
Other changes in non-controlling interests	–	–	–	–	–	(41)	(41)
Total transactions with owners	131	(131)	(1,921)	(1,921)	–	(918)	(2,839)
Balance at 31 December 2015	24,558	12,260	4,416	41,234	5,355	391	46,980

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2014	24,424	10,477	4,088	38,989	–	347	39,336

Comprehensive income
Profit for the year	–	−	1,412	1,412	–	87	1,499
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	539	539	–	–	539
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	548	–	548	–	–	548
Movements in cash flow hedging reserve, net of tax	–	2,194	–	2,194	–	–	2,194
Currency translation differences (tax: nil)	–	(3)	–	(3)	–	–	(3)
Total other comprehensive income	–	2,739	539	3,278	–	–	3,278
Total comprehensive income	–	2,739	1,951	4,690	–	87	4,777
Transactions with owners
Dividends	–	−	−	−	–	(27)	(27)
Distributions on other equity instruments, net of tax	–	–	(225)	(225)	–	–	(225)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of Additional Tier 1 securities	–	–	(21)	(21)	5,355	–	5,334
Movement in treasury shares	–	–	(286)	(286)	–	–	(286)
Value of employee services:
Share option schemes	–	–	123	123	–	–	123
Other employee award schemes	–	–	233	233	–	–	233
Adjustment on sale of non-controlling interest in TSB	–	−	(171)	(171)	–	805	634
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	3	–	(347)	(344)	5,355	779	5,790
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT

	2015	2014
	£ million	£ million

Profit before tax	1,644	1,762
Adjustments for:
Change in operating assets	34,700	(872)
Change in operating liabilities	(11,985)	11,992
Non-cash and other items	(7,808)	(2,496)
Tax paid	(179)	(33)
Net cash provided by operating activities	16,372	10,353

Cash flows from investing activities
Purchase of financial assets	(19,354)	(11,533)
Proceeds from sale and maturity of financial assets	22,000	4,668
Purchase of fixed assets	(3,417)	(3,442)
Proceeds from sale of fixed assets	1,537	2,043
Acquisition of businesses, net of cash acquired	(5)	(1)
Disposal of businesses, net of cash disposed	(4,071)	543
Net cash used in investing activities	(3,310)	(7,722)

Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,070)	−
Distributions on other equity instruments	(394)	(287)
Dividends paid to non-controlling interests	(52)	(27)
Interest paid on subordinated liabilities	(1,840)	(2,205)
Proceeds from issue of subordinated liabilities	338	629
Proceeds from issue of ordinary shares	−	3
Repayment of subordinated liabilities	(3,199)	(3,023)
Changes in non-controlling interests	(41)	635
Net cash used in financing activities	(6,258)	(4,275)
Effects of exchange rate changes on cash and cash equivalents	2	(6)
Change in cash and cash equivalents	6,806	(1,650)
Cash and cash equivalents at beginning of year	65,147	66,797
Cash and cash equivalents at end of year	71,953	65,147

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

1. Accounting policies, presentation and estimates

These condensed consolidated financial statements as at and for the year to 31 December 2015 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2015 Annual Report and Accounts will be published on the Group’s website and will be available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, in March 2016.

The British Bankers’ Association’s Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these financial statements is consistent with that used in the Group’s 2014 Annual Report and Accounts where a glossary of terms can be found.

The accounting policies are consistent with those applied by the Group in its 2014 Annual Report and Accounts.

During the year to 31 December 2015, government debt securities with a carrying value of £19,938 million, previously classified as available-for-sale, were reclassified to held-to-maturity. Unrealised gains on the transferred securities of £194 million previously taken to equity continue to be held in the available-for-sale revaluation reserve and are being amortised to the income statement over the remaining lives of the securities using the effective interest method or until the assets become impaired.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which are not effective at 31 December 2015 and which have not been applied in preparing these financial statements are set out in note 21.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2014.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, the insurance grossing adjustment, liability management, Simplification costs, TSB build and dual-running costs, the charge relating to the TSB disposal, regulatory provisions, certain past service pension credits or charges, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Following the sale of TSB to Banco Sabadell, the Group no longer considers TSB to be a separate financial reporting segment and as a consequence its results are included in Other. The Group’s activities are organised into four financial reporting segments: Retail; Commercial Banking; Consumer Finance and Insurance. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2014.

There has been no change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2014.

2015	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	7,397	1,122	8,519	3,514	9,391	(872)
Commercial Banking	2,510	2,066	4,576	2,431	3,616	960
Consumer Finance	1,287	1,358	2,645	1,005	2,946	(301)
Insurance	(163)	1,827	1,664	962	2,065	(401)
Other	451	(218)	233	200	(381)	614
Group	11,482	6,155	17,637	8,112	17,637	−
Reconciling items:
Insurance grossing adjustment	(38)	126	88	−
TSB income	192	31	223	−
Asset sales, volatile items and liability management[1]	28	(208)	(180)	(77)
Volatility relating to the insurance business	−	(105)	(105)	(105)
Simplification costs	−	−	−	(170)
TSB build and dual-running costs	−	−	−	(85)
Charge relating to the TSB disposal (note 18)	−	5	5	(660)
Payment protection insurance provision	−	−	−	(4,000)
Other conduct provisions	−	−	−	(837)
Amortisation of purchased intangibles	−	−	−	(342)
Fair value unwind	(346)	99	(247)	(192)
Group – statutory	11,318	6,103	17,421	1,644

[1]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£54 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (losses of £103 million); and (iii) the results of liability management exercises (losses of £28 million).

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

2. Segmental analysis (continued)

2014	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m
Underlying basis
Retail	7,079	1,212	8,291	3,228	9,034	(743)
Commercial Banking	2,480	1,956	4,436	2,206	3,800	636
Consumer Finance	1,290	1,364	2,654	1,010	2,803	(149)
Insurance	(131)	1,725	1,594	922	1,206	388
Other	257	210	467	390	599	(132)
Group	10,975	6,467	17,442	7,756	17,442	–
Reconciling items:
Insurance grossing adjustment	(482)	614	132	–
TSB income	786	140	926	−
Asset sales, volatile items and liability management[1]	7	(1,119)	(1,112)	(962)
Volatility relating to the insurance business	–	(228)	(228)	(228)
Simplification costs	–	(22)	(22)	(966)
TSB build and dual-running costs	–	–	–	(558)
Payment protection insurance provision	–	–	–	(2,200)
Other conduct provisions	–	–	–	(925)
Past service credit[2]	–	–	–	710
Amortisation of purchased intangibles	–	–	–	(336)
Fair value unwind	(626)	(113)	(739)	(529)
Group – statutory	10,660	5,739	16,399	1,762

[1]	Comprises (i) gains on disposals of assets which are not part of normal business operations (£138 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (gain of £286 million); and (iii) the results of liability management exercises (losses of £1,386 million).
[2]	This represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 3) partly offset by the cost of other changes to the pay, benefits and reward offered to employees.

	Segment external assets		Segment customer deposits		Segment external liabilities
	At 31 Dec 2015	At 31 Dec 2014	At 31 Dec 2015	At 31 Dec 2014	At 31 Dec 2015	At 31 Dec 2014
	£m	£m	£m	£m	£m	£m

Retail	316,343	317,246	279,559	285,539	284,882	295,880
Commercial Banking	178,189	241,754	126,158	119,882	220,182	231,400
Consumer Finance	28,694	25,646	11,082	14,955	15,437	18,581
Insurance	143,217	150,615	−	–	137,233	144,921
Other	140,245	119,635	1,527	26,691	101,974	114,211
Total Group	806,688	854,896	418,326	447,067	759,708	804,993

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

3.	Operating expenses

	2015	2014
	£m	£m
Administrative expenses
Staff costs:
Salaries and social security costs	3,157	3,576
Performance-based compensation (see below)	409	390
Pensions and other post-retirement benefit schemes (note 12)[1]	548	(226)
Restructuring and other staff costs	563	1,005
	4,677	4,745
Premises and equipment	715	891
Other expenses:
Communications and data processing	893	1,118
UK bank levy	270	237
TSB disposal (note 18)	665	–
Other	1,218	1,834
	3,046	3,189
	8,438	8,825
Depreciation and amortisation	2,112	1,935
Total operating expenses, excluding regulatory provisions	10,550	10,760
Regulatory provisions:
Payment protection insurance provision (note 13)	4,000	2,200
Other regulatory provisions (note 13)	837	925
	4,837	3,125
Total operating expenses	15,387	13,885

[1]	On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement in 2014, partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

Performance-based compensation

The table below analyses the Group’s performance-based compensation costs between those relating to the current performance year and those relating to earlier years.

	2015	2014
	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	280	324
Awards made in respect of earlier years	129	66
	409	390
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	114	152
Awards made in respect of earlier years	56	32
	170	184

Performance-based awards expensed in 2015 include cash awards amounting to £96 million (2014: £104 million).

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

4.	Impairment

	2015	2014
	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	443	735
Debt securities classified as loans and receivables	(2)	2
Impairment losses on loans and receivables (note 10)	441	737
Impairment of available-for-sale financial assets	4	5
Other credit risk provisions	(55)	10
Total impairment charged to the income statement	390	752

5.	Taxation

A reconciliation of the tax charge that would result from applying the standard UK corporation tax rate to the profit before tax, to the actual tax charge, is given below:

	2015	2014
	£m	£m

Profit before tax	1,644	1,762

Tax charge thereon at UK corporation tax rate of 20.25 per cent (2014: 21.5 per cent)	(333)	(379)
Factors affecting tax charge:
UK corporation tax rate change and related impacts	(27)	(24)
Disallowed items[1]	(630)	(195)
Non-taxable items	162	153
Overseas tax rate differences	(4)	(24)
Gains exempted or covered by capital losses	67	181
Policyholder tax	3	(14)
Tax losses not previously recognised	42	−
Adjustments in respect of previous years	33	34
Effect of results of joint ventures and associates	(1)	7
Other items	−	(2)
Tax charge	(688)	(263)

[1]	The Finance (No. 2) Act 2015 introduced restrictions on the tax deductibility of provisions for conduct charges arising on or after 8 July 2015. This has resulted in an additional income statement tax charge of £459 million.

The Finance (No. 2) Act 2015 (the Act) was substantively enacted on 26 October 2015. The Act reduced the main rate of corporation tax to 19 per cent from 1 April 2017 and 18 per cent from 1 April 2020; however from 1 January 2016 banking profits will be subject to an additional surcharge of 8 per cent. The change in the main rate of corporation tax from 20 per cent to 18 per cent, and the additional surcharge of 8 per cent, have resulted in a movement in the Group’s net deferred tax asset at 31 December 2015 of £123 million, comprising the £27 million charge included in the income statement and a £96 million charge included in equity.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

6.	Earnings per share

	2015	2014
	£m	£m

Profit attributable to ordinary shareholders – basic and diluted	466	1,125
Tax credit on distributions to other equity holders	80	62
	546	1,187

	2015	2014
	million	million

Weighted average number of ordinary shares in issue – basic	71,272	71,350
Adjustment for share options and awards	1,068	1,097
Weighted average number of ordinary shares in issue – diluted	72,340	72,447

Basic earnings per share	0.8p	1.7p
Diluted earnings per share	0.8p	1.6p

7. Trading and other financial assets at fair value through profit or loss

	At 31 Dec 2015	At 31 Dec 2014
	£m	£m

Trading assets	42,661	48,494

Other financial assets at fair value through profit or loss:
Treasury and other bills	74	22
Debt securities	37,330	41,839
Equity shares	60,471	61,576
	97,875	103,437
Total trading and other financial assets at fair value through profit or loss	140,536	151,931

Included in the above is £90,492 million (31 December 2014: £94,314 million) of assets relating to the insurance businesses.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

8.	Derivative financial instruments

	31 December 2015		31 December 2014
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	1,624	831	2,472	962
Derivatives designated as cash flow hedges	1,062	1,606	1,761	2,654
	2,686	2,437	4,233	3,616
Trading and other
Exchange rate contracts	7,188	6,081	7,034	6,950
Interest rate contracts	17,458	16,231	22,506	20,374
Credit derivatives	295	407	279	1,066
Embedded equity conversion feature	545	−	646	−
Equity and other contracts	1,295	1,145	1,430	1,181
	26,781	23,864	31,895	29,571
Total recognised derivative assets/liabilities	29,467	26,301	36,128	33,187

The embedded equity conversion feature of £545 million (31 December 2014: £646 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; a loss of £101 million arose from the change in fair value in 2015 (2014: gain of £401 million) and is included within net trading income (see also note 20).

9.	Loans and advances to customers

	At 31 Dec 2015	At 31 Dec 2014
	£m	£m

Agriculture, forestry and fishing	6,924	6,586
Energy and water supply	3,247	3,853
Manufacturing	5,953	6,000
Construction	4,952	6,425
Transport, distribution and hotels	13,526	15,112
Postal and communications	2,563	2,624
Property companies	32,228	36,682
Financial, business and other services	43,072	44,979
Personal:
Mortgages	312,877	333,318
Other	20,579	23,123
Lease financing	2,751	3,013
Hire purchase	9,536	7,403
	458,208	489,118
Allowance for impairment losses on loans and advances (note 10)	(3,033)	(6,414)
Total loans and advances to customers	455,175	482,704

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

10.	Allowance for impairment losses on loans and receivables

	Year ended 31 Dec 2015	Year ended 31 Dec 2014
	£m	£m

Opening balance	6,540	12,091
Exchange and other adjustments	(246)	(401)
Adjustment on disposal of businesses	(82)	−
Advances written off	(4,235)	(6,442)
Recoveries of advances written off in previous years	768	681
Unwinding of discount	(56)	(126)
Charge to the income statement (note 4)	441	737
Balance at end of year	3,130	6,540

In respect of:
Loans and advances to customers (note 9)	3,033	6,414
Debt securities	97	126
Balance at end of year	3,130	6,540

11.	Debt securities in issue

	31 December 2015			31 December 2014
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,878	29,329	37,207	6,739	22,728	29,467
Covered bonds	−	27,200	27,200	−	27,191	27,191
Certificates of deposit	−	11,101	11,101	−	7,033	7,033
Securitisation notes	−	7,763	7,763	−	11,908	11,908
Commercial paper	−	6,663	6,663	−	7,373	7,373
	7,878	82,056	89,934	6,739	76,233	82,972

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 31 December 2015, external parties held £7,763 million (31 December 2014: £11,908 million) and the Group’s subsidiaries held £29,303 million (31 December 2014: £38,149 million) of total securitisation notes in issue of £37,066 million (31 December 2014: £50,057 million). The notes are secured on loans and advances to customers and debt securities classified as loans and receivables amounting to £58,090 million (31 December 2014: £75,970 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes

At 31 December 2015, external parties held £27,200 million (31 December 2014: £27,191 million) and the Group’s subsidiaries held £4,197 million (31 December 2014: £6,339 million) of total covered bonds in issue of £31,397 million (31 December 2014: £33,530 million). The bonds are secured on certain loans and advances to customers that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £8,383 million (31 December 2014: £11,251 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

12.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 31 Dec 2015	At 31 Dec 2014
	£m	£m
Defined benefit pension schemes:
- Fair value of scheme assets	37,639	38,133
- Present value of funded obligations	(36,903)	(37,243)
Net pension scheme asset	736	890
Other post-retirement schemes	(200)	(196)
Net retirement benefit asset	536	694

Recognised on the balance sheet as:
Retirement benefit assets	901	1,147
Retirement benefit obligations	(365)	(453)
Net retirement benefit asset	536	694

The movement in the Group’s net post-retirement defined benefit scheme asset during the year was as follows:

£m

At 1 January 2015	694
Exchange and other adjustments	(2)
Income statement charge	(315)
Employer contributions	433
Remeasurement	(274)
At 31 December 2015	536

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	2015	2014
	£m	£m
Past service credit (note 3)	−	(822)
Current service cost	315	344
Defined benefit pension schemes	315	(478)
Defined contribution schemes	233	252
Total charge to the income statement (note 3)	548	(226)

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 31 Dec 2015	At 31 Dec 2014
	%	%

Discount rate	3.87	3.67
Rate of inflation:
Retail Prices Index	2.99	2.95
Consumer Price Index	1.99	1.95
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.58	2.59

The application of the revised assumptions as at 31 December 2015 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement loss of £274 million which has been recognised in other comprehensive income, net of deferred tax of £59 million.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

13.	Provisions for liabilities and charges

Payment protection insurance

The Group increased the provision for PPI costs by a further £4,000 million in 2015, bringing the total amount provided to £16,025 million. This included an additional £2,100 million in the fourth quarter, largely to reflect the impact of our interpretation of the proposals contained within the Financial Conduct Authority’s (FCA) consultation paper regarding a potential time bar and the Plevin case. As at 31 December 2015, £3,458 million or 22 per cent of the total provision, remained unutilised with £2,950 million relating to reactive complaints and associated administration costs.

The volume of reactive PPI complaints has continued to fall, with an 8 per cent reduction in 2015 compared with 2014, to approximately 8,000 complaints per week. Whilst direct customer complaint levels fell 30 per cent year-on-year, those from Claims Management Companies (CMCs) have remained broadly stable and as a result, CMCs now account for over 70 per cent of complaints.

On 26 November 2015, the FCA published a consultation paper (CP15/39: Rules and guidance on payment protection insurance complaints) proposing (i) the introduction of a deadline by which consumers would need to make their PPI complaints including an FCA led communications campaign, and (ii) rules and guidance about how firms should handle PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin).

Based on recent trends, and in light of the proposals from the FCA, the Group now expects a higher level of complaints than previously assumed including those related to Plevin. As a result the Group has increased the total expected reactive complaint volumes to 4.7 million with approximately 1.3 million still expected to be received. This is equivalent to approximately 10,000 net complaints per week on average through to the proposed time bar of mid-2018.

Monthly complaints trends could vary significantly throughout this period, given they are likely to be impacted by a number of factors including the potential impact of the FCA’s proposed communication campaign as well as changes in the regulation of CMCs.

The provision includes an estimate to cover redress that would be payable under the FCA’s proposed new rules and guidance in light of Plevin.

Quarter	Average monthly reactive complaint volume	Quarter on quarter %	Year on year %
Q1 2013	61,259	(28%)
Q2 2013	54,086	(12%)
Q3 2013	49,555	(8%)
Q4 2013	37,457	(24%)
Q1 2014	42,259	13%	(31%)
Q2 2014	39,426	(7%)	(27%)
Q3 2014	40,624	3%	(18%)
Q4 2014	35,910	(12%)	(4%)
Q1 2015	37,791	5%	(11%)
Q2 2015	36,957	(2%)	(6%)
Q3 2015	37,586	2%	(7%)
Q4 2015	33,998	(10%)	(5%)

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

13.	Provisions for liabilities and charges (continued)

The Group continues to progress the re-review of previously handled cases and expects this to be substantially complete by the end of the first quarter of 2016. During the year the scope has been extended by 0.5 million to 1.7 million cases relating largely to previously redressed cases, in addition to which, higher overturn rates and average redress have been experienced. At the end of January 2016, 77 per cent of cases had been reviewed and 77 per cent of all cash payments made.

The Group has completed its Past Business Review (PBR) where it has been identified that there was a risk of potential mis-sale for certain customers, albeit monitoring continues. No further change has been made to the amount provided.

The Group expects to maintain the PPI operation on its current scale for longer than previously anticipated given the update to volume related assumptions and the re-review of previously handled cases continuing into the first quarter of 2016. The estimate for administrative expenses, which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, is included in the provision increase outlined above.

Sensitivities

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for almost 49 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and PBR mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain in particular with respect to future volumes. The cost could differ materially from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is significant uncertainty around the impact of the proposed FCA media campaign and CMC and customer activity in the lead up to the proposed time bar.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities[1]	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)[2]	3.4	1.3	0.1 = £200m
Average uphold rate per policy[3]	76%	89%	1% = £35m
Average redress per upheld policy[4]	£1,810	£1,400	£100 = £170m
Administrative expenses (£m)	2,710	665	1 case = £450

[1]	All sensitivities exclude claims where no PPI policy was held.
[2]	Sensitivity includes complaint handling costs. Future volume includes complaints falling into the Plevin rules and guidance. As a result, the sensitivity per 100,000 complaints includes cases where the average redress would be lower than historical trends.
[3]	The percentage of complaints where the Group finds in favour of the customer excluding PBR. The 76 per cent uphold rate per policy is based on the six months to 31 December 2015. Future uphold rate and sensitivities are influenced by a proportion of complaints falling under the Plevin rules and guidance which would otherwise be defended.
[4]	The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to 31 December 2015. Future average redress is influenced by expected compensation payments for complaints falling under the Plevin rules and guidance.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

13.	Provisions for liabilities and charges (continued)

Other regulatory provisions

Customer claims in relation to insurance branch business in Germany

The Group has received a number of claims from customers relating to policies issued by Clerical Medical Investment Group Limited (recently renamed Scottish Widows Limited) but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised provisions totalling £520 million during the period to 31 December 2014. Recent experience has been slightly adverse to expectations and the Group has noted decisions of the FCJ in 2014 and 2015 involving German insurers in relation to a German industry-wide issue regarding notification of contractual ‘cooling off’ periods. Accordingly, a provision increase of £25 million has been recognised giving a total provision of £545 million. The remaining unutilised provision as at 31 December 2015 is £124 million (31 December 2014: £199 million).

The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

Interest rate hedging products

In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2015 the Group had identified 1,735 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA and has met all of the regulator’s requirements to date.

During 2015, the Group has charged a further £40 million in respect of redress and related administration costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £720 million (31 December 2014: £680 million). As at 31 December 2015, the Group has utilised £652 million (31 December 2014: £571 million), with £68 million (31 December 2014: £109 million) of the provision remaining.

FCA review of complaint handling

On 5 June 2015 the FCA announced a settlement with the Group totalling £117 million following its investigation into aspects of the Group’s PPI complaint handling process during the period March 2012 to May 2013. The FCA did not find that the Group acted deliberately.  The Group has reviewed all customer complaints fully defended during the Relevant Period. The remediation costs of reviewing these affected cases are not materially in excess of existing provisions.

Other legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. During 2015, the Group charged an additional £655 million (2014: £430 million), including £225 million (2014: £nil) in response to complaints concerning packaged bank accounts and £282 million (2014: £318 million) in respect of other matters within the Retail division. In addition, the Group has charged a further £148 million (2014: £112 million) in respect of a number of product rectifications primarily in Insurance and Commercial Banking.

At 31 December 2015, provisions for other legal actions and regulatory matters of £813 million (31 December 2014: £521 million) remained unutilised, principally in relation to the sale of bancassurance products and packaged bank accounts and other Retail provisions.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

14.	Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the on-going investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

−	The European Commission continues to pursue certain competition investigations into MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

−	Litigation continues in the English Courts against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs. From publicly available information, it is understood these damages claims are running to different timescales with respect to the litigation process, and their outcome remains uncertain. It is also possible that new claims may be issued.

On 2 November 2015, Visa Inc announced its proposed acquisition of Visa Europe, which remains subject to completion. As set out in the announcement by the Group on 2 November, the Group’s share of the sale proceeds will comprise upfront consideration of cash (the amount of which remains subject to adjustment prior to completion) and preferred stock. The preferred stock will be convertible into Class A Common Stock of Visa Inc or its equivalent upon occurrence of certain events. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies how liabilities will be allocated between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. Visa Inc may only have recourse to the LSA once €1 billion of damages have been applied to the value of the UK preferred stock received by Visa UK members (including the Group) as part of the consideration to the transaction. The value of the preferred stock will be reduced (by making a downward adjustment to the conversion rate) in an amount equal to any covered losses. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration to be received by the Group. Visa Inc may also have recourse to a general indemnity, currently in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

The ultimate impact on the Group of the above investigations and the litigation against Visa and MasterCard cannot be known before the conclusion of these matters.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR. The lawsuits, which contain broadly similar allegations, allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act and the Commodity Exchange Act, as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims, including those asserted under US anti-trust laws, have been dismissed by the US Federal Court for Southern District of New York (the District Court). That court’s dismissal of plaintiffs’ anti-trust claims has been appealed to the New York Federal Court of Appeal. The OTC and Exchange – Based plaintiffs’ claims were dismissed in November 2015 for lack of personal jurisdiction against the Group.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

14.	Contingent liabilities and commitments (continued)

Certain Group companies are also named as defendants in UK based claims raising LIBOR manipulation allegations in connection with interest rate hedging products.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. It is currently not possible to determine the ultimate impact on the Group (if any), but the Group intends to defend the claim vigorously.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At 31 March 2015, the end of the latest FSCS scheme year, the principal balance outstanding on these loans was £15,797 million (31 March 2014: £16,591 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Tax authorities

The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities including open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC; none of these is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has indicated that it will issue a Consultation Paper in relation to industry practice in this area in February 2016. The Group will respond as appropriate to this and any investigations, proceedings, or regulatory action that may in due course be instigated as a result of these issues.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

14.	Contingent liabilities and commitments (continued)

The Financial Conduct Authority’s announcement on time-barring for PPI complaints and Plevin v Paragon Personal Finance Limited

On 26 November 2015 the FCA issued a Consultation Paper on the introduction of a deadline by which consumers would need to make their PPI complaints or else lose their right to have them assessed by firms or the Financial Ombudsman Service, and proposed rules and guidance concerning the handling of PPI complaints in light of the Supreme Court’s decision in Plevin v Paragon Personal Finance Limited [2014] UKSC 61 (Plevin). The Financial Ombudsman Service is also considering the implications of Plevin for PPI complaints. The implications of potential time-barring and the Plevin decision in terms of the scope of any court proceedings or regulatory action remain uncertain.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 31 Dec 2015	At 31 Dec 2014
	£m	£m
Contingent liabilities
Acceptances and endorsements	52	59
Other:
Other items serving as direct credit substitutes	458	330
Performance bonds and other transaction-related contingencies	2,123	2,293
	2,581	2,623
Total contingent liabilities	2,633	2,682

Commitments
Documentary credits and other short-term trade-related transactions	−	101
Forward asset purchases and forward deposits placed	421	162

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,995	8,809
Other commitments	57,809	64,015
	67,804	72,824
1 year or over original maturity	44,691	34,455
Total commitments	112,916	107,542

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £63,086 million (31 December 2014: £55,029 million) was irrevocable.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 51 to the Group’s 2014 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2014 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	31 December 2015		31 December 2014
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	140,536	140,536	151,931	151,931
Derivative financial instruments	29,467	29,467	36,128	36,128
Loans and receivables:
Loans and advances to banks	25,117	25,130	26,155	26,031
Loans and advances to customers	455,175	454,797	482,704	480,631
Debt securities	4,191	4,107	1,213	1,100
Available-for-sale financial instruments	33,032	33,032	56,493	56,493
Held-to-maturity investments	19,808	19,851	−	−
Financial liabilities
Deposits from banks	16,925	16,934	10,887	10,902
Customer deposits	418,326	418,512	447,067	450,038
Trading and other financial liabilities at fair value through profit or loss	51,863	51,863	62,102	62,102
Derivative financial instruments	26,301	26,301	33,187	33,187
Debt securities in issue	82,056	85,093	76,233	80,244
Liabilities arising from non-participating investment contracts	22,777	22,777	27,248	27,248
Financial guarantees	48	48	51	51
Subordinated liabilities	23,312	26,818	26,042	30,175

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2015
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	30,109	−	30,109
Loans and advances to banks	−	3,065	−	3,065
Debt securities	20,919	22,504	3,389	46,812
Equity shares	58,457	292	1,727	60,476
Treasury and other bills	74	−	−	74
Total trading and other financial assets at fair value through profit or loss	79,450	55,970	5,116	140,536
Available-for-sale financial assets:
Debt securities	25,266	6,518	55	31,839
Equity shares	43	521	629	1,193
Total available-for-sale financial assets	25,309	7,039	684	33,032
Derivative financial instruments	43	27,955	1,469	29,467
Total financial assets carried at fair value	104,802	90,964	7,269	203,035

At 31 December 2014
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	28,513	−	28,513
Loans and advances to banks	−	8,212	−	8,212
Debt securities	24,230	24,484	3,457	52,171
Equity shares	59,607	322	1,647	61,576
Treasury and other bills	1,459	−	−	1,459
Total trading and other financial assets at fair value through profit or loss	85,296	61,531	5,104	151,931
Available-for-sale financial assets:
Debt securities	47,437	7,151	−	54,588
Equity shares	45	727	270	1,042
Treasury and other bills	852	11	−	863
Total available-for-sale financial assets	48,334	7,889	270	56,493
Derivative financial instruments	94	33,263	2,771	36,128
Total financial assets carried at fair value	133,724	102,683	8,145	244,552

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2015
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	7,878	1	7,879
Trading liabilities	4,153	39,831	−	43,984
Total trading and other financial liabilities at fair value through profit or loss	4,153	47,709	1	51,863
Derivative financial instruments	41	25,537	723	26,301
Financial guarantees	−	−	48	48
Total financial liabilities carried at fair value	4,194	73,246	772	78,212

At 31 December 2014
Trading and other financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	−	6,739	5	6,744
Trading liabilities	2,700	52,658	−	55,358
Total trading and other financial liabilities at fair value through profit or loss	2,700	59,397	5	62,102
Derivative financial instruments	68	31,663	1,456	33,187
Financial guarantees	−	−	51	51
Total financial liabilities carried at fair value	2,768	91,060	1,512	95,340

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio. Following changes in the valuation methodology in 2015, uncollateralised inflation swaps are considered not to have significant unobservable inputs and have been transferred from level 3 to level 2.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5,104	270	2,771	8,145
Exchange and other adjustments	−	−	(25)	(25)
Gains (losses) recognised in the income statement within other income	192	−	(87)	105
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	302	−	302
Purchases	965	68	72	1,105
Sales	(1,070)	(11)	(125)	(1,206)
Transfers into the level 3 portfolio	71	55	126	252
Transfers out of the level 3 portfolio	(146)	−	(1,263)	(1,409)
At 31 December 2015	5,116	684	1,469	7,269
Gains (losses) recognised in the income statement within other income relating to those assets held at 31 December 2015	34	−	(95)	(61)

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2014	4,232	449	3,019	7,700
Exchange and other adjustments	5	(7)	(11)	(13)
Gains recognised in the income statement within other income	579	−	755	1,334
Losses recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	(61)	−	(61)
Purchases	552	229	68	849
Sales	(587)	(266)	(154)	(1,007)
Derecognised pursuant to exchange and retail tender offers in respect of Enhanced Capital Notes	−	−	(967)	(967)
Transfers into the level 3 portfolio	708	−	114	822
Transfers out of the level 3 portfolio	(385)	(74)	(53)	(512)
At 31 December 2014	5,104	270	2,771	8,145
Gains recognised in the income statement within other income relating to those assets held at 31 December 2014	547	−	755	1,302

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2015	5	1,456	51	1,512
Exchange and other adjustments	−	(18)	−	(18)
Losses (gains) recognised in the income statement within other income	−	36	(3)	33
Additions	−	74	−	74
Redemptions	(4)	(120)	−	(124)
Transfers into the level 3 portfolio	−	114	−	114
Transfers out of the level 3 portfolio	−	(819)	−	(819)
At 31 December 2015	1	723	48	772
Losses (gains) recognised in the income statement within other income relating to those liabilities held at 31 December 2015	−	12	(3)	9

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2014	39	986	50	1,075
Exchange and other adjustments	−	(4)	−	(4)
(Gains) losses recognised in the income statement within other income	(5)	375	1	371
Additions	−	59	−	59
Redemptions	(29)	(66)	−	(95)
Transfers into the level 3 portfolio	−	110	−	110
Transfers out of the level 3 portfolio	−	(4)	−	(4)
At 31 December 2014	5	1,456	51	1,512
Losses recognised in the income statement within other income relating to those liabilities held at 31 December 2014	−	376	1	377

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				At 31 December 2015
					Effect of reasonably possible alternative assumptions[1]
	Valuation technique(s)	Significant unobservable inputs	Range[2]	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	1.0/17.5	2,279	72	(72)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	2,538	−	(48)
Other				299
				5,116
Available for sale financial assets				684

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	171/386	545	14	(14)
Interest rate derivatives	Option pricing model	Interest rate volatility	1%/63%	924	20	(19)
				1,469
Financial assets carried at fair value				7,269

Trading and other financial liabilities at fair value through profit or loss				1
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	1%/63%	723
				723
Financial guarantees				48
Financial liabilities carried at fair value				772

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

15.	Fair values of financial assets and liabilities (continued)

				At 31 December 2014
					Effect of reasonably possible alternative assumptions[1]
	Valuation technique(s)	Significant unobservable inputs	Range[2]	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	4/14	2,214	75	(75)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)[3]	n/a	n/a	2,617	4	(2)
Other				273
				5,104
Available for sale financial assets				270

Derivative financial assets:
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread	175/432	646	21	(21)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	1,382	17	(16)
	Option pricing model	Interest rate volatility	4%/120%	743	6	(6)
				2,771
Financial assets carried at fair value				8,145
Trading and other financial liabilities at fair value through profit or loss				5

Derivative financial liabilities:
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	807
	Option pricing model	Interest rate volatility	4%/120%	649
				1,456
Financial guarantees				51
Financial liabilities carried at fair value				1,512

[1]	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
[2]	The range represents the highest and lowest inputs used in the level 3 valuations.
[3]	Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2014 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2014 financial statements.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

16.	Credit quality of loans and advances

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

The disclosures in the table below are produced under the underlying basis used for the Group’s segmental reporting. The Group believes that, for reporting periods following a significant acquisition such as the acquisition of HBOS in 2009, this underlying basis, which includes the allowance for loan losses at the acquisition date on a gross basis, more fairly reflects the underlying provisioning status of the loans.

The analysis of lending between retail and commercial has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within commercial are exposures to corporate customers and other large institutions.

Loans and advances	Banks	Customers				Designated at fair value through profit or loss
		Retail – mortgages	Retail – other	Commercial	Total
	£m	£m	£m	£m	£m	£m

At 31 December 2015
Good quality	24,670	301,403	33,589	63,453		33,156
Satisfactory quality	311	527	4,448	28,899		15
Lower quality	4	27	476	7,210		3
Below standard, but not impaired	21	106	373	439		−
Neither past due nor impaired[1]	25,006	302,063	38,886	100,001	440,950	33,174
0-30 days	111	4,066	276	248	4,590	−
30-60 days	−	1,732	81	100	1,913	−
60-90 days	−	1,065	9	52	1,126	−
90-180 days	−	1,370	8	19	1,397	−
Over 180 days	−	−	19	44	63	−
Past due but not impaired[2]	111	8,233	393	463	9,089	−
Impaired – no provision required	−	732	690	1,092	2,514	−
– provision held	−	3,269	911	2,896	7,076	−
Gross lending	25,117	314,297	40,880	104,452	459,629	33,174

At 31 December 2014
Good quality	25,654	318,967	30,993	65,106		36,482
Satisfactory quality	263	1,159	5,675	28,800		238
Lower quality	49	72	623	11,204		5
Below standard, but not impaired	37	126	595	1,658		−
Neither past due nor impaired[1]	26,003	320,324	37,886	106,768	464,978	36,725
0-30 days	152	4,854	453	198	5,505	−
30-60 days	−	2,309	110	51	2,470	−
60-90 days	−	1,427	90	139	1,656	−
90-180 days	−	1,721	5	38	1,764	−
Over 180 days	−	−	16	62	78	−
Past due but not impaired[2]	152	10,311	674	488	11,473	−
Impaired – no provision required	−	578	938	847	2,363	−
– provision held	−	3,766	1,109	7,070	11,945	−
Gross lending	26,155	334,979	40,607	115,173	490,759	36,725

[1]	The definitions of good quality, satisfactory quality, lower quality and below standard, but not impaired applying to retail and commercial are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Commercial lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models.
[2]	A financial asset is ‘past due’ if a counterparty has failed to make a payment when contractually due.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

17.	Related party transactions

UK government

In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2015, HM Treasury held an interest of 9.14 per cent in the Company’s ordinary share capital, with its interest having fallen below 20 per cent on 11 May 2015. As a consequence of HM Treasury no longer being considered to have a significant influence, it ceased to be a related party of the Company for IAS 24 purposes at that date.

In accordance with IAS 24, UK government-controlled entities were related parties of the Group until 11 May 2015. The Group also regarded the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc (RBS), NRAM plc and Bradford & Bingley plc, as related parties.

During the year ended 31 December 2015, the Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme

The Group participates in the UK government’s National Loan Guarantee Scheme, providing eligible UK businesses with discounted funding based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Funding for Lending

The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supports a broad range of UK based customers, focussing primarily on providing small businesses with cheaper finance to invest and grow. In November 2015, the Bank of England announced that the deadline for banks to draw down their borrowing allowance would be extended for a further two years until 31 January 2018. At 31 December 2015, the Group had drawn down £32 billion (31 December 2014: £20 billion) under the Scheme.

Enterprise Finance Guarantee Scheme

The Group participates in the Enterprise Finance Guarantee Scheme which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer. As at 31 December 2015, the Group had offered 6,509 loans to customers, worth over £550 million. Under the most recent renewal of the terms of the scheme, Lloyds Bank plc and Bank of Scotland plc, on behalf of the Group, contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy

The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price. In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender. £3,133 million of outstanding loans at 31 December 2015 (31 December 2014: £1,950 million) had been advanced under this scheme.

Business Growth Fund

The Group has invested £176 million (31 December 2014: £118 million) in the Business Growth Fund (under which an agreement was entered into with RBS amongst others) and, as at 31 December 2015, carries the investment at a fair value of £170 million (31 December 2014: £105 million).

Big Society Capital

The Group has invested £36 million (31 December 2014: £31 million) in the Big Society Capital Fund under which an agreement was entered into with RBS amongst others.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

17.	Related party transactions (continued)

Housing Growth Partnership

The Group has committed to invest up to £50 million into the Housing Growth Partnership under which an agreement was entered into with the Homes and Communities Agency.

Central bank facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities

Other than the transactions referred to above, there were no significant transactions with the UK government and UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Other related party transactions for the year ended 31 December 2015 are similar in nature to those for the year ended 31 December 2014.

18.	Disposal of interest in TSB Banking Group plc

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (TSB) to Banco de Sabadell S.A. (Banco Sabadell) and that it had entered into an irrevocable undertaking to accept Banco Sabadell’s recommended cash offer in respect of its remaining 40.01 per cent interest in TSB. The offer by Banco Sabadell was conditional upon, amongst other things, regulatory approval.

The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale led to a loss of control and the deconsolidation of TSB. The Group’s residual investment in 40.01 per cent of TSB was then recorded at fair value, as an asset held for sale. The Group recognised a loss of £660 million reflecting the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in moving to alternative IT provision and the net result on sale of the 9.99 per cent interest and fair valuation of the residual investment.

The Group announced on 30 June 2015 that all relevant regulatory clearances had been received and that the sale was therefore unconditional in all respects; the proceeds were received on 10 July 2015.

At 31 December 2015, the Group held a £2,349 million interest in Cape Funding No.1 PLC, a securitisation funding vehicle set up by TSB.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

19.	Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 1.5 pence per share (2014: 0.75 pence per share) totalling £1,070 million (2014: £535 million). The directors have also recommended a special dividend of 0.5 pence per share (2014: nil) totalling £357 million (2014: £nil). These financial statements do not reflect these recommended dividends.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	7 April 2016
Record date	8 April 2016
Final date for joining or leaving the dividend reinvestment plan	22 April 2016
Dividends paid	17 May 2016

The dividend in respect of 2014 of 0.75 pence per ordinary share was paid to shareholders on 19 May 2015 and an interim dividend for 2015 of 0.75 pence per ordinary share was paid on 28 September 2015; these dividends totalled £1,070 million.

20.	Events since the balance sheet date

In 2015, the Group participated in the UK-wide concurrent stress testing run by the Bank of England; the Enhanced Capital Notes (ECNs) in issue were not taken into account for the purposes of core capital in the PRA stress tests and the Group has determined that a Capital Disqualification Event (CDE), as defined in the conditions of the ECNs, has occurred. This determination was confirmed by a unanimous decision by the Court of Appeal on 10 December 2015 and on 29 January 2016 the Group announced the redemption of certain series of ECNs using the Regulatory Call Right. The Group also launched tender offers for the remaining series of ECNs on 29 January 2016 and has announced that, subsequent to completion of such offers, it will redeem those ECNs not validly tendered using the Regulatory Call Right. The offers and redemptions will be completed before the end of the first quarter, resulting in a net loss to the Group currently estimated to be approximately £700 million, principally comprising the write-off of the embedded equity conversion feature and premiums paid under the terms of the transaction.

The trustee of the ECNs has been granted leave by the Supreme Court to appeal the Court of Appeal decision. In the event that the Supreme Court were to determine that a CDE had not occurred, the Group would compensate fairly the holders of the ECNs whose securities are redeemed using the Regulatory Call Right for losses suffered as a result of early redemption.

21.	Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2015 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group. As at 24 February 2016, these pronouncements are awaiting EU endorsement.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. These changes are not expected to have a significant impact on the Group.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

21.	Future accounting developments (continued)

IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach, resulting in earlier recognition of credit losses. The IFRS 9 impairment model has three stages. Entities are required to recognise a 12 month expected loss allowance on initial recognition (stage 1) and a lifetime expected loss allowance when there has been a significant increase in credit risk (stage 2). The assessment of whether a significant increase in credit risk has occurred is a key aspect of the IFRS 9 methodology and involves quantitative measures, such as forward looking probabilities of default, and qualitative factors and therefore requires considerable management judgement. Stage 3 requires objective evidence of impairment which is similar to the guidance on incurred losses in IAS 39. IFRS 9 requires the use of more forward looking information including reasonable and supportable forecasts of future economic conditions. The need to consider multiple economic scenarios and how they could impact the loss allowance is a very subjective feature of the IFRS 9 impairment model. Loan commitments and financial guarantees not measured at fair value through profit or loss are also in scope.

These changes may result in a material increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend upon, amongst other things, the composition of the Group’s lending portfolios and forecast economic conditions at the date of implementation. The requirement to transfer assets between stages and to incorporate forward looking data into the expected credit loss calculation, including multiple economic scenarios, is likely to result in impairment charges being more volatile when compared to the current IAS 39 impairment model.

The IFRS 9 expected credit loss model differs from the regulatory models in a number of ways, for example stage 2 assets under IFRS 9 carry a lifetime expected loss amount whereas regulatory models generate 12 month expected losses for non defaulted loans. In addition, different assets are in scope of each reporting base and therefore the size of the regulatory expected losses should not be taken as a proxy to the size of the loss allowance under IFRS 9.

In 2015, the Basel Committee on Banking Supervision published finalised guidance on credit risk and accounting for expected credit losses. The paper sets out supervisory guidance on how expected credit loss accounting models should interact with a bank’s credit risk practices. The existing impairment processes, controls and governance will be reviewed and changed where necessary to reflect the increased demands of an expected credit loss impairment model.

The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The accounting policy choice to continue with IAS 39 hedge accounting is still being considered by the Group.

The Group has an established IFRS 9 programme to ensure a high quality implementation in compliance with the standard and regulatory guidance. The programme involves Finance and Risk functions across the Group with Divisional and Group steering committees providing oversight. The key responsibilities of the programme include defining IFRS 9 methodology and accounting policy, identifying data and system requirements, and establishing an appropriate operating model and governance framework. The impairment workstreams have developed methodologies for many of the IFRS 9 requirements, although additional validation of these decisions will be on-going to reflect the uncertainty around regulatory and audit expectations. Some risk model build has started and detailed plans, including resource needs, are in place. We expect the majority of model build to be completed in 2016 to allow robust testing and the development of management information to take place in 2017.

IFRS 9 is effective for annual periods beginning on or after 1 January 2018.

LLOYDS BANKING GROUP PLC	2015 FULL-YEAR RESULTS

21.	Future accounting developments (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 Revenue and IAS 11 Construction Contracts. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.

IFRS 15 is effective for annual periods beginning on or after 1 January 2018.

IFRS 16 Leases

On 13 January 2016 the IASB issued IFRS 16 to replace IAS 17 Leases. IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019.

Amendments to IAS 7 Statement of Cash Flows and IAS 12 Income Taxes

In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows which require additional disclosure about an entity’s financing activities and IAS 12 Income Taxes which clarify when a deferred tax asset should be recognised for unrealised losses. These revised requirements, which are effective for annual periods beginning on or after 1 January 2017, are not expected to have a significant impact on the Group.

22. Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015 were approved by the directors on 24 February 2016 and will be delivered to the Registrar of Companies following publication in March 2016. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.